FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	…………………………………………………… ,	2012	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 26, 2012	….	By ……/s/…… Toshihide Aoki………
(Signature)*

Toshihide Aoki
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2012

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2012

July 25, 2012

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2012	Three months ended June 30, 2011	Change(%)		Three months ended June 30, 2012
Net sales	¥899,205	¥836,574	+	7.5	$11,382,342
Operating profit	92,596	78,411	+	18.1	1,172,101
Income before income taxes	85,545	81,627	+	4.8	1,082,848
Net income attributable to Canon Inc.	¥51,714	¥53,861	-	4.0	$654,608

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥43.71	¥43.99	-	0.6	$0.55
- Diluted	43.71	43.99	-	0.6	0.55

CONSOLIDATED RESULTS FOR THE FIRST HALF

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Six months ended June 30, 2012	Six months ended June 30, 2011	Change(%)		Six months ended June 30, 2012	Year ending December 31, 2012	Change(%)
Net sales	¥1,728,445	¥1,675,765	+	3.1	$21,879,051	¥3,690,000	+	3.7
Operating profit	175,275	160,913	+	8.9	2,218,671	390,000	+	3.2
Income before income taxes	178,269	163,659	+	8.9	2,256,570	395,000	+	5.5
Net income attributable to Canon Inc.	¥113,252	¥109,323	+	3.6	$1,433,570	¥250,000	+	0.6

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥95.26	¥89.16	+	6.8	$1.21	¥213.46	+	4.4
- Diluted	95.25	89.16	+	6.8	1.21	-		-

	Actual
	As of June 30, 2012	As of December 31, 2011	Change(%)		As of June 30, 2012
Total assets	¥3,861,436	¥3,930,727	-	1.8	$48,878,937

Canon Inc. stockholders’ equity	¥2,499,617	¥2,551,132	-	2.0	$31,640,722

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY79=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 29, 2012, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2012 Second Quarter in Review

Looking back at the global economy in the second quarter of 2012, in Europe the debt crisis increased in severity while in the United States the pace of recovery remained modest due to such factors as a delay in the improvement of employment conditions. In China, India and other emerging economies, growth in exports and investment slowed somewhat while in Japan domestic demand grew steadily. As for the global economy overall, due to an increasing sense of a slowdown, growth has been moderate.

As for the markets in which Canon operates amid these conditions, within the office equipment market, while demand for color multifunction devices (MFDs) continued to grow, the laser printer market cooled down, mainly in Europe. Demand for interchangeable-lens digital cameras (formerly referred to as digital single-lens reflex (SLR) cameras) grew steadily in all regions while the market for compact digital cameras contracted more than expected, mainly in developed countries. Demand for inkjet printers remained relatively unchanged from the previous year. In the industry and others sector, while sales of semiconductor lithography equipment, used in the production of NAND flash memory chips and digital imaging sensors, recorded solid growth, demand for flat-panel-display lithography equipment (formerly called liquid crystal display (LCD) lithography equipment) for the manufacture of large-size LCD panels remained sluggish.

The average values of the yen during the second quarter and first half of the year were ¥80.09 and ¥79.92 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥1 and ¥2, and ¥102.34 and ¥103.41 to the euro, respectively, year-on-year appreciations of approximately ¥15 and ¥12.

Despite such negative factors as the global economic slowdown triggered by the situation in Europe and the sharp appreciation of the yen, Canon continued efforts to expand sales mainly for products such as interchangeable-lens digital cameras and office equipment, leading to second-quarter net sales of ¥ 899.2 billion (U.S.$11,382 million), an increase of 7.5% from the year-ago period. Net sales for the six months ended June 30, 2012 totaled ¥1,728.4 billion (U.S.$21,879 million), a year-on-year increase of 3.1%. Despite the positive effects of ongoing cost-cutting efforts, the gross profit ratio for the second quarter declined by 1.1 points to 48.9% from the year-ago period due to the significant impact of the strong yen and product mix. The gross profit ratio for the first half of the year also declined by 1.1 points to 48.1%. Gross profit for the second quarter totaled ¥439.9 billion (U.S.$5,569 million), a year-on-year increase of 5.1%, and ¥830.8 billion (U.S.$10,517 million) for the first six months, a year-on-year increase of 0.7%. Owing to Group-wide efforts to thoroughly reduce spending, operating expenses for the quarter increased by just ¥7.2 billion (U.S.$92 million) from the corresponding period of the previous year while operating expenses for the six months ended June 30, 2012 decreased by ¥8.3 billion (U.S.$105 million). Consequently, second-quarter operating profit rose 18.1% to ¥92.6 billion (U.S.$1,172 million), while operating profit for the first half of the year increased by 8.9% to ¥175.3 billion (U.S.$2,219 million). Other income (deductions) decreased by ¥10.3 billion (U.S.$130 million) for the second-quarter from the year-ago period and increased 0.2 billion (U.S.$3 million) for the six months of the year while income before income taxes increased 4.8% year on year to ¥85.5 billion (U.S.$1,083 million) for the second quarter, and increased 8.9% year on year to ¥178.3 billion (U.S.$2,257 million) for the first half. Net income attributable to Canon Inc. decreased by 4.0% to ¥51.7 billion (U.S.$655 million) for the quarter due to an increase in the effective tax rate and increased by 3.6% to ¥113.3 billion (U.S.$1,434 million) for the first six months of the year.

Basic net income attributable to Canon Inc. stockholders per share for the second quarter was ¥43.71 (U.S.$0.55), a decrease of ¥0.28 (U.S.$0.004) compared with the corresponding quarter of the previous year, and ¥95.26 (U.S.$1.21) for the first half of 2012, a year-on-year increase of ¥6.10 (U.S.$0.08).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, amid the admirable sales performance of color MFDs led by the imageRUNNER ADVANCE C5000/C2000 series, sales volumes of MFDs increased across the world from the year-ago period. In addition, sales of imagePRESS C6010/C7010VPS-series color MFDs for production printing, machines that were jointly developed by Canon and Océ, contributed to increased sales, particularly in Europe. As for laser printers, sales volumes declined mainly in Europe and in the United States from the corresponding period of the previous year due to worsening business sentiment. Consequently, combined with the appreciation of the yen, second-quarter sales for the segment totaled ¥453.9 billion (U.S.$5,745 million), declining 2.6% year on year. Likewise, operating profit for the quarter decreased by 2.6% to ¥58.3 billion (U.S.$738 million). Sales for the combined first six months of the year totaled ¥891.9 billion (U.S.$11,290 million), decreasing 5.8% year on year, while operating profit declined by 9.5% to ¥111.2 billion (U.S.$1,407 million).

Within the Imaging System Business Unit (formerly the Consumer Business Unit), demand for interchangeable-lens digital cameras continued to display solid growth around the globe as sales volumes grew significantly year on year, led by the competitively priced EOS Digital Rebel T3i (EOS 600D), along with the EOS 5D Mark III and EOS 60D advanced-amateur models. Furthermore, the professional-model EOS 1D X, released in June this year, has proved popular, further contributing to sales. As for compact digital cameras, models launched this spring offering high image quality and networking capabilities have supported healthy sales growth. In addition, the Cinema EOS System lineup of professional cinematography products, targeting Hollywood and the broader motion picture and television production market, has enjoyed a steady increase in sales. With regard to inkjet printers, sales volumes increased from the year-ago period owing to the early restoration of production in the aftermath of the floods in Thailand the previous year. Additionally, the inkjet product lineup has been further enhanced through the introduction of such models as the PIXMA MX890 series of office inkjet all-in-one printers and the PIXMA PRO-1 professional photo inkjet printer. Accordingly, second-quarter sales for the Imaging System Business Unit increased by 22.3% year on year to ¥369.7 billion (U.S.$4,680 million) while quarterly operating profit increased by 23.6% to ¥56.0 billion (U.S.$709 million). Sales for the first six months totaled ¥ 673.2 billion (U.S.$8,522 million), rising 13.7% year on year, while operating profit totaled ¥102.7 billion (U.S.$1,301 million), an increase of 20.6% year on year.

Within the Industry and Others Business Unit, i-line steppers have performed well among semiconductor lithography equipment, fueled by growing demand for smartphones and tablet devices. As for exposure systems used in the production of flat-panel displays, despite sluggish demand for large-scale LCD panels, unit sales have increased compared with the year-ago period. Consequently, second-quarter sales for the segment increased by 7.8% to ¥98.3 billion (U.S.$1,245 million), while operating profit totaled ¥6.3 billion (U.S.$80 million). Sales for the first half of the year totaled ¥208.1 billion (U.S.$2,635 million), a rise of 13.7% year on year, while operating profit was ¥10.3 billion (U.S.$131 million), a decrease of 9.7% from the year-ago period.

Cash Flow

During the first half of 2012, cash flow from operating activities totaled ¥202.0 billion (U.S.$2,557 million), an increase of ¥11.1 billion (U.S.$141 million) compared with the year-ago period, mainly because cash outflow from inventories decreased owing to the effects of optimized of inventory levels facilitated by the recovery following the previous year’s flooding in Thailand. Due to ongoing capital investment focused on boosting production, cash flow from investing activities increased ¥38.5 billion (U.S.$487 million) year on year, totaling ¥111.8 billion (U.S.$1,415 million). Accordingly, free cash flow totaled ¥90.2 billion (U.S.$1,142 million), a slight decrease of ¥27.4 billion (U.S.$346 million) from the previous year.

Cash flow from financing activities recorded an outlay of ¥187.5 billion (U.S.$2,374 million), largely arising from the dividend payout and repurchases of treasury stock. Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥99.2 billion (U.S.$1,255 million) year on year to ¥674.0 billion (U.S.$8,532 million).

Outlook

As for the outlook in the third quarter onward, the global economy is expected to realize only mild growth amid the strong uncertainty over the eurozone sovereign debt crisis. Projections for the U.S. economy point to a moderate recovery while in Europe the economy will likely remain sluggish. Growth in emerging economies, such as China and India, is expected to decline. Although Japan continues to face severe conditions, the economy is expected to follow a path of recovery owing to growing domestic demand.

In the businesses in which Canon is involved, within the office equipment market, demand for MFDs is projected to grow steadily. As for laser printers, forecasts call for challenging conditions amid the negative effects of such factors as the sluggish economy and price competition. Demand for interchangeable-lens digital cameras is expected to continue increasing across all regions while demand for compact digital cameras is anticipated to increase for models offering high functionality and high added value. Despite the impact of the slowdown in Europe, demand for inkjet printers should remain relatively unchanged from the previous year. In the industry and others market, demand for semiconductor lithography equipment will likely fluctuate amid the rising uncertainty over capital investment by electronic device manufacturers, whereas demand for flat-panel-display lithography equipment is expected to remain sluggish compared with the year-ago period.

With regard to currency exchange rates for the third quarter onward, on which Canon’s performance outlook is based, despite uncertain prospects for the global economy, Canon anticipates exchange rates of ¥80 to the U.S. dollar and ¥100 to the euro.

Upon taking into consideration the abovementioned foreign exchange rate assumptions and current economic forecasts, Canon projects full-year consolidated net sales of ¥3,690.0 billion (U.S.$46,709 million), a year-on-year increase of 3.7%; operating profit of ¥390.0 billion (U.S.$4,937 million), a year-on-year increase of 3.2%; income before income taxes of ¥395.0 billion (U.S.$5,000 million), a year-on-year increase of 5.5%; and net income attributable to Canon Inc. of ¥250.0 billion (U.S.$3,165 million), a year-on-year increase of 0.6%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2012		Change	Year ended December 31, 2011	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,900,000	¥3,690,000	¥(210,000)	¥3,557,433	+3.7%
Operating profit	450,000	390,000	(60,000)	378,071	+3.2%
Income before income taxes	460,000	395,000	(65,000)	374,524	+5.5%
Net income attributable to Canon Inc.	¥290,000	¥250,000	¥(40,000)	¥248,630	+0.6%

Basic Policy Regarding Profit Distribution

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Canon Inc. plans to distribute an interim dividend of ¥60.00 (U.S.$0.76) per share for the first half of fiscal 2012, half the amount of the annual dividend paid out in fiscal 2011, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.  CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of June 30, 2012	As of December 31, 2011	Change	As of June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥674,047	¥773,227	¥(99,180)	$8,532,241
Short-term investments	77,548	125,517	(47,969)	981,620
Trade receivables, net	501,303	533,208	(31,905)	6,345,608
Inventories	542,245	476,704	65,541	6,863,861
Prepaid expenses and other current assets	256,138	244,649	11,489	3,242,252

Total current assets	2,051,281	2,153,305	(102,024)	25,965,582
Noncurrent receivables	16,131	16,772	(641)	204,190
Investments	52,845	51,790	1,055	668,924
Property, plant and equipment, net	1,225,165	1,190,836	34,329	15,508,418
Intangible assets, net	134,258	138,030	(3,772)	1,699,468
Other assets	381,756	379,994	1,762	4,832,355

Total assets	¥3,861,436	¥3,930,727	¥(69,291)	$48,878,937

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥4,780	¥8,343	¥(3,563)	$60,506
Trade payables	375,617	380,532	(4,915)	4,754,646
Accrued income taxes	63,061	45,900	17,161	798,241
Accrued expenses	262,394	299,422	(37,028)	3,321,443
Other current liabilities	172,781	159,651	13,130	2,187,101

Total current liabilities	878,633	893,848	(15,215)	11,121,937
Long-term debt, excluding current installments	2,553	3,368	(815)	32,316
Accrued pension and severance cost	249,748	249,604	144	3,161,367
Other noncurrent liabilities	72,308	70,240	2,068	915,292

Total liabilities	1,203,242	1,217,060	(13,818)	15,230,912

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,212,177
Additional paid-in capital	399,155	401,572	(2,417)	5,052,595
Legal reserve	59,982	59,004	978	759,267
Retained earnings	3,099,617	3,059,298	40,319	39,235,658
Accumulated other comprehensive income (loss)	(472,222)	(481,773)	9,551	(5,977,494)
Treasury stock, at cost	(761,677)	(661,731)	(99,946)	(9,641,481)

Total Canon Inc. stockholders’ equity	2,499,617	2,551,132	(51,515)	31,640,722
Noncontrolling interests	158,577	162,535	(3,958)	2,007,303

Total equity	2,658,194	2,713,667	(55,473)	33,648,025

Total liabilities and equity	¥3,861,436	¥3,930,727	¥(69,291)	$48,878,937

	Millions of yen			Thousands of U.S. dollars
	As of June 30, 2012	As of December 31, 2011		As of June 30, 2012
Notes:
1. Allowance for doubtful receivables	¥11,621	¥11,563		$147,101
2. Accumulated depreciation	2,064,046	2,038,682		26,127,165
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(371,805)	(378,863)		(4,706,392)
Net unrealized gains and losses on securities	2,010	1,003		25,443
Net gains and losses on derivative instruments	1,317	455		16,671
Pension liability adjustments	(103,744)	(104,368)		(1,313,216)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2012	Three months ended June 30, 2011	Change(%)		Three months ended June 30, 2012
Net sales	¥899,205	¥836,574	+	7.5	$11,382,342
Cost of sales	459,284	418,075			5,813,722

Gross profit	439,921	418,499	+	5.1	5,568,620
Operating expenses:
Selling, general and administrative expenses	270,003	264,009			3,417,760
Research and development expenses	77,322	76,079			978,759

	347,325	340,088			4,396,519

Operating profit	92,596	78,411	+	18.1	1,172,101
Other income (deductions):
Interest and dividend income	2,012	2,124			25,468
Interest expense	(266)	(234)			(3,367)
Other, net	(8,797)	1,326			(111,354)

	(7,051)	3,216			(89,253)

Income before income taxes	85,545	81,627	+	4.8	1,082,848

Income taxes	32,389	26,207			409,987

Consolidated net income	53,156	55,420			672,861
Less: Net income attributable to noncontrolling interests	1,442	1,559			18,253

Net income attributable to Canon Inc.	¥51,714	¥53,861	-	4.0	$654,608

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2012	Six months ended June 30, 2011	Change(%)		Six months ended June 30, 2012
Net sales	¥1,728,445	¥1,675,765	+	3.1	$21,879,051
Cost of sales	897,626	851,029			11,362,355

Gross profit	830,819	824,736	+	0.7	10,516,696
Operating expenses:
Selling, general and administrative expenses	506,191	517,649			6,407,481
Research and development expenses	149,353	146,174			1,890,544

	655,544	663,823			8,298,025

Operating profit	175,275	160,913	+	8.9	2,218,671
Other income (deductions):
Interest and dividend income	3,574	3,760			45,241
Interest expense	(375)	(672)			(4,747)
Other, net	(205)	(342)			(2,595)

	2,994	2,746			37,899

Income before income taxes	178,269	163,659	+	8.9	2,256,570

Income taxes	61,503	52,259			778,519

Consolidated net income	116,766	111,400			1,478,051
Less: Net income attributable to noncontrolling interests	3,514	2,077			44,481

Net income attributable to Canon Inc.	¥113,252	¥109,323	+	3.6	$1,433,570

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2012	Three months ended June 30, 2011	Change(%)		Three months ended June 30, 2012
Consolidated net income	¥53,156	¥55,420	-	4.1	$672,861
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(61,992)	(19,127)			(784,709)
Net unrealized gains and losses on securities	(3,008)	(1,428)			(38,076)
Net gains and losses on derivative instruments	5,272	1,082			66,734
Pension liability adjustments	251	1,319			3,177

	(59,477)	(18,154)			(752,874)

Comprehensive income (loss)	(6,321)	37,266		-	(80,013)
Less: Comprehensive income attributable to noncontrolling interests	620	1,912			7,848

Comprehensive income (loss) attributable to Canon Inc.	¥(6,941)	¥35,354		-	$(87,861)

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2012	Six months ended June 30, 2011	Change(%)		Six months ended June 30, 2012
Consolidated net income	¥116,766	¥111,400	+	4.8	$1,478,051
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,366	20,517			105,899
Net unrealized gains and losses on securities	989	(1,136)			12,519
Net gains and losses on derivative instruments	897	(358)			11,354
Pension liability adjustments	588	1,461			7,443

	10,840	20,484			137,215

Comprehensive income	127,606	131,884	-	3.2	1,615,266
Less: Comprehensive income attributable to noncontrolling interests	3,536	3,205			44,760

Comprehensive income attributable to Canon Inc.	¥124,070	¥128,679	-	3.6	$1,570,506

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended June 30, 2012	Three months ended June 30, 2011	Change(%)		Three months ended June 30, 2012
Office	¥453,862	¥465,799	-	2.6	$5,745,089
Imaging System	369,734	302,216	+	22.3	4,680,177
Industry and Others	98,348	91,256	+	7.8	1,244,911
Eliminations	(22,739)	(22,697)		-	(287,835)

Total	¥899,205	¥836,574	+	7.5	$11,382,342

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended June 30, 2012	Three months ended June 30, 2011	Change(%)		Three months ended June 30, 2012
Japan	¥178,849	¥165,556	+	8.0	$2,263,911
Overseas:
Americas	243,180	230,519	+	5.5	3,078,228
Europe	258,936	268,641	-	3.6	3,277,671
Asia and Oceania	218,240	171,858	+	27.0	2,762,532

	720,356	671,018	+	7.4	9,118,431

Total	¥899,205	¥836,574	+	7.5	$11,382,342

Results for the first half	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Six months ended June 30, 2012	Six months ended June 30, 2011	Change(%)		Six months ended June 30, 2012
Office	¥891,901	¥946,661	-	5.8	$11,289,886
Imaging System	673,210	591,837	+	13.7	8,521,646
Industry and Others	208,130	183,049	+	13.7	2,634,557
Eliminations	(44,796)	(45,782)		-	(567,038)

Total	¥1,728,445	¥1,675,765	+	3.1	$21,879,051

	Millions of yen				Thousands of U.S. dollars
Sales by region	Six months ended June 30, 2012	Six months ended June 30, 2011	Change(%)		Six months ended June 30, 2012
Japan	¥355,724	¥323,604	+	9.9	$4,502,835
Overseas:
Americas	453,528	447,053	+	1.4	5,740,861
Europe	503,389	548,594	-	8.2	6,372,013
Asia and Oceania	415,804	356,514	+	16.6	5,263,342

	1,372,721	1,352,161	+	1.5	17,376,216

Total	¥1,728,445	¥1,675,765	+	3.1	$21,879,051

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :	Office multifunction devices (MFDs) / Office copying machines / Personal-use copying machines / Laser MFDs / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit * :	Interchangeable-lens digital cameras / Compact digital cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Inkjet printers /Large-format inkjet printers / Commercial photo printers / Image scanners / Broadcast equipment / Calculators

Industry and Others Business Unit :	Semiconductor lithography equipment / Flat-panel-display lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED panel manufacturing equipment / Micromotors / Computers / Handy terminals / Document scanners

*The “Consumer Business Unit” has been renamed the “Imaging System Business Unit”.

               2. The principal countries and regions included in each regional category are as follows:

Americas:	United States of America, Canada, Latin America

Europe:	United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania:	China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Six months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012
Cash flows from operating activities:
Consolidated net income	¥116,766	¥111,400	$1,478,051
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	120,906	127,587	1,530,456
Loss on disposal of fixed assets	7,380	4,914	93,418
Deferred income taxes	(1,428)	(1,627)	(18,076)
Decrease in trade receivables	32,233	91,225	408,013
Increase in inventories	(63,586)	(83,978)	(804,886)
Decrease in trade payables	(1,273)	(9,859)	(16,114)
Increase (decrease) in accrued income taxes	17,231	(14,803)	218,114
Decrease in accrued expenses	(36,987)	(32,986)	(468,190)
Increase (decrease) in accrued (prepaid) pension and severance cost	1,763	(300)	22,316
Other, net	8,962	(748)	113,442

Net cash provided by operating activities	201,967	190,825	2,556,544
Cash flows from investing activities:
Purchases of fixed assets	(162,481)	(104,307)	(2,056,722)
Proceeds from sale of fixed assets	1,287	616	16,291
Purchases of available-for-sale securities	(152)	(540)	(1,924)
Proceeds from sale and maturity of available-for-sale securities	189	1,469	2,392
Decrease in time deposits, net	49,998	17,729	632,886
Acquisitions of subsidiaries, net of cash acquired	(704)	17	(8,911)
Purchases of other investments	(259)	(127)	(3,278)
Other, net	345	11,835	4,367

Net cash used in investing activities	(111,777)	(73,308)	(1,414,899)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	389	593	4,924
Repayments of long-term debt	(1,181)	(2,345)	(14,949)
Increase (decrease) in short-term loans, net	(3,616)	6,582	(45,772)
Dividends paid	(72,092)	(79,850)	(912,557)
Repurchases of treasury stock, net	(99,970)	(49,843)	(1,265,443)
Other, net	(11,071)	(1,571)	(140,140)

Net cash used in financing activities	(187,541)	(126,434)	(2,373,937)
Effect of exchange rate changes on cash and cash equivalents	(1,829)	16,957	(23,151)

Net change in cash and cash equivalents	(99,180)	8,040	(1,255,443)
Cash and cash equivalents at beginning of period	773,227	840,579	9,787,684

Cash and cash equivalents at end of period	¥674,047	¥848,619	$8,532,241

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2012	Three months ended June 30, 2011	Change(%)		Three months ended June 30, 2012
Office
Net sales:
External customers	¥452,682	¥464,301	-	2.5	$5,730,152
Intersegment	1,180	1,498	-	21.2	14,937

Total	453,862	465,799	-	2.6	5,745,089

Operating cost and expenses	395,550	405,957	-	2.6	5,006,962

Operating profit	¥58,312	¥59,842	-	2.6	$738,127

Imaging System
Net sales:
External customers	¥369,297	¥301,993	+	22.3	$4,674,646
Intersegment	437	223	+	96.0	5,531

Total	369,734	302,216	+	22.3	4,680,177

Operating cost and expenses	313,721	256,901	+	22.1	3,971,152

Operating profit	¥56,013	¥45,315	+	23.6	$709,025

Industry and Others
Net sales:
External customers	¥77,226	¥70,280	+	9.9	$977,544
Intersegment	21,122	20,976	+	0.7	267,367

Total	98,348	91,256	+	7.8	1,244,911

Operating cost and expenses	92,016	86,422	+	6.5	1,164,759

Operating profit	¥6,332	¥4,834	+	31.0	$80,152

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(22,739)	(22,697)		-	(287,835)

Total	(22,739)	(22,697)		-	(287,835)

Operating cost and expenses	5,322	8,883		-	67,368

Operating profit	¥(28,061)	¥(31,580)		-	$(355,203)

Consolidated
Net sales:
External customers	¥899,205	¥836,574	+	7.5	$11,382,342
Intersegment	-	-		-	-

Total	899,205	836,574	+	7.5	11,382,342

Operating cost and expenses	806,609	758,163	+	6.4	10,210,241

Operating profit	¥92,596	¥78,411	+	18.1	$1,172,101

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2012	Six months ended June 30, 2011	Change(%)		Six months ended June 30, 2012
Office
Net sales:
External customers	¥889,608	¥943,352	-	5.7	$11,260,861
Intersegment	2,293	3,309	-	30.7	29,025

Total	891,901	946,661	-	5.8	11,289,886

Operating cost and expenses	780,743	823,767	-	5.2	9,882,823

Operating profit	¥111,158	¥122,894	-	9.5	$1,407,063

Imaging System
Net sales:
External customers	¥672,314	¥591,361	+	13.7	$8,510,304
Intersegment	896	476	+	88.2	11,342

Total	673,210	591,837	+	13.7	8,521,646

Operating cost and expenses	570,463	506,613	+	12.6	7,221,051

Operating profit	¥102,747	¥85,224	+	20.6	$1,300,595

Industry and Others
Net sales:
External customers	¥166,523	¥141,052	+	18.1	$2,107,886
Intersegment	41,607	41,997	-	0.9	526,671

Total	208,130	183,049	+	13.7	2,634,557

Operating cost and expenses	197,805	171,612	+	15.3	2,503,861

Operating profit	¥10,325	¥11,437	-	9.7	$130,696

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(44,796)	(45,782)		-	(567,038)

Total	(44,796)	(45,782)		-	(567,038)

Operating cost and expenses	4,159	12,860		-	52,645

Operating profit	¥(48,955)	¥(58,642)		-	$(619,683)

Consolidated
Net sales:
External customers	¥1,728,445	¥1,675,765	+	3.1	$21,879,051
Intersegment	-	-		-	-

Total	1,728,445	1,675,765	+	3.1	21,879,051

Operating cost and expenses	1,553,170	1,514,852	+	2.5	19,660,380

Operating profit	¥175,275	¥160,913	+	8.9	$2,218,671

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2012	Three months ended June 30, 2011	Change(%)		Three months ended June 30, 2012
Japan
Net sales:
External customers	¥204,579	¥181,418	+	12.8	$2,589,608
Intersegment	474,836	435,167	+	9.1	6,010,582

Total	679,415	616,585	+	10.2	8,600,190

Operating cost and expenses	578,793	520,779	+	11.1	7,326,494

Operating profit	¥100,622	¥95,806	+	5.0	$1,273,696

Americas
Net sales:
External customers	¥241,097	¥228,738	+	5.4	$3,051,861
Intersegment	6,871	3,948	+	74.0	86,974

Total	247,968	232,686	+	6.6	3,138,835

Operating cost and expenses	243,642	229,321	+	6.2	3,084,076

Operating profit	¥4,326	¥3,365	+	28.6	$54,759

Europe
Net sales:
External customers	¥258,445	¥267,776	-	3.5	$3,271,456
Intersegment	1,527	1,129	+	35.3	19,329

Total	259,972	268,905	-	3.3	3,290,785

Operating cost and expenses	254,182	261,581	-	2.8	3,217,494

Operating profit	¥5,790	¥7,324	-	20.9	$73,291

Asia and Oceania
Net sales:
External customers	¥195,084	¥158,642	+	23.0	$2,469,417
Intersegment	209,021	149,572	+	39.7	2,645,836

Total	404,105	308,214	+	31.1	5,115,253

Operating cost and expenses	392,890	298,305	+	31.7	4,973,291

Operating profit	¥11,215	¥9,909	+	13.2	$141,962

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(692,255)	(589,816)		-	(8,762,721)

Total	(692,255)	(589,816)		-	(8,762,721)

Operating cost and expenses	(662,898)	(551,823)		-	(8,391,114)

Operating profit	¥(29,357)	¥(37,993)		-	$(371,607)

Consolidated
Net sales:
External customers	¥899,205	¥836,574	+	7.5	$11,382,342
Intersegment	-	-		-	-

Total	899,205	836,574	+	7.5	11,382,342

Operating cost and expenses	806,609	758,163	+	6.4	10,210,241

Operating profit	¥92,596	¥78,411	+	18.1	$1,172,101

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2012	Six months ended June 30, 2011	Change(%)		Six months ended June 30, 2012
Japan
Net sales:
External customers	¥413,794	¥358,894	+	15.3	$5,237,899
Intersegment	935,009	878,099	+	6.5	11,835,557

Total	1,348,803	1,236,993	+	9.0	17,073,456

Operating cost and expenses	1,175,625	1,054,653	+	11.5	14,881,329

Operating profit	¥173,178	¥182,340	-	5.0	$2,192,127

Americas
Net sales:
External customers	¥448,099	¥444,415	+	0.8	$5,672,139
Intersegment	12,089	7,061	+	71.2	153,026

Total	460,188	451,476	+	1.9	5,825,165

Operating cost and expenses	451,630	447,066	+	1.0	5,716,836

Operating profit	¥8,558	¥4,410	+	94.1	$108,329

Europe
Net sales:
External customers	¥502,481	¥545,489	-	7.9	$6,360,519
Intersegment	3,053	2,011	+	51.8	38,646

Total	505,534	547,500	-	7.7	6,399,165

Operating cost and expenses	488,851	528,857	-	7.6	6,187,988

Operating profit	¥16,683	¥18,643	-	10.5	$211,177

Asia and Oceania
Net sales:
External customers	¥364,071	¥326,967	+	11.3	$4,608,494
Intersegment	406,227	335,430	+	21.1	5,142,114

Total	770,298	662,397	+	16.3	9,750,608

Operating cost and expenses	738,234	638,212	+	15.7	9,344,735

Operating profit	¥32,064	¥24,185	+	32.6	$405,873

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(1,356,378)	(1,222,601)		-	(17,169,343)

Total	(1,356,378)	(1,222,601)		-	(17,169,343)

Operating cost and expenses	(1,301,170)	(1,153,936)		-	(16,470,508)

Operating profit	¥(55,208)	¥(68,665)		-	$(698,835)

Consolidated
Net sales:
External customers	¥1,728,445	¥1,675,765	+	3.1	$21,879,051
Intersegment	-	-		-	-

Total	1,728,445	1,675,765	+	3.1	21,879,051

Operating cost and expenses	1,553,170	1,514,852	+	2.5	19,660,380

Operating profit	¥175,275	¥160,913	+	8.9	$2,218,671

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

    None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	June 30, 2012	December 31, 2011	Change
Subsidiaries	278	277	1
Affiliates	10	11	(1)
Total	288	288	-

2.	Change in Group Entities

Subsidiaries
Addition:	11 companies
Removal:	10 companies

Affiliates(Carried at Equity Basis)
Removal:	1 company

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

July 25, 2012

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER

AND THE FIRST HALF ENDED JUNE 30, 2012

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen	)

	2012			2011			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Japan
Office	95,062	187,593	-	88,398	179,457	362,528	+7.5%	+4.5%	-
Imaging System	50,036	92,384	-	41,142	79,774	187,397	+21.6%	+15.8%	-
Industry and Others	33,751	75,747	-	36,016	64,373	144,525	-6.3%	+17.7%	-
Total	178,849	355,724	747,800	165,556	323,604	694,450	+8.0%	+9.9%	+7.7%
Overseas
Office	357,620	702,015	-	375,903	763,895	1,549,584	-4.9%	-8.1%	-
Imaging System	319,261	579,930	-	260,851	511,587	1,123,626	+22.4%	+13.4%	-
Industry and Others	43,475	90,776	-	34,264	76,679	189,773	+26.9%	+18.4%	-
Total	720,356	1,372,721	2,942,200	671,018	1,352,161	2,862,983	+7.4%	+1.5%	+2.8%
Americas
Office	138,992	264,713	-	143,334	285,744	588,190	-3.0%	-7.4%	-
Imaging System	93,729	167,266	-	77,042	143,178	335,158	+21.7%	+16.8%	-
Industry and Others	10,459	21,549	-	10,143	18,131	38,607	+3.1%	+18.9%	-
Total	243,180	453,528	974,500	230,519	447,053	961,955	+5.5%	+1.4%	+1.3%
Europe
Office	149,489	301,070	-	169,018	351,198	696,239	-11.6%	-14.3%	-
Imaging System	104,143	191,601	-	93,428	183,179	391,747	+11.5%	+4.6%	-
Industry and Others	5,304	10,718	-	6,195	14,217	25,079	-14.4%	-24.6%	-
Total	258,936	503,389	1,065,100	268,641	548,594	1,113,065	-3.6%	-8.2%	-4.3%
Asia and Oceania
Office	69,139	136,232	-	63,551	126,953	265,155	+8.8%	+7.3%	-
Imaging System	121,389	221,063	-	90,381	185,230	396,721	+34.3%	+19.3%	-
Industry and Others	27,712	58,509	-	17,926	44,331	126,087	+54.6%	+32.0%	-
Total	218,240	415,804	902,600	171,858	356,514	787,963	+27.0%	+16.6%	+14.5%
Intersegment
Office	1,180	2,293	-	1,498	3,309	5,831	-21.2%	-30.7%	-
Imaging System	437	896	-	223	476	1,021	+96.0%	+88.2%	-
Industry and Others	21,122	41,607	-	20,976	41,997	86,565	+0.7%	-0.9%	-
Eliminations	(22,739)	(44,796)	-	(22,697)	(45,782)	(93,417)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	453,862	891,901	1,818,900	465,799	946,661	1,917,943	-2.6%	-5.8%	-5.2%
Imaging System	369,734	673,210	1,528,100	302,216	591,837	1,312,044	+22.3%	+13.7%	+16.5%
Industry and Others	98,348	208,130	431,800	91,256	183,049	420,863	+7.8%	+13.7%	+2.6%
Eliminations	(22,739)	(44,796)	(88,800)	(22,697)	(45,782)	(93,417)	-	-	-
Total	899,205	1,728,445	3,690,000	836,574	1,675,765	3,557,433	+7.5%	+3.1%	+3.7%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT							(Millions of yen)
	2012			2011			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Office
External customers	452,682	889,608	1,815,400	464,301	943,352	1,912,112	-2.5%	-5.7%	-5.1%
Intersegment	1,180	2,293	3,500	1,498	3,309	5,831	-21.2%	-30.7%	-40.0%
Total sales	453,862	891,901	1,818,900	465,799	946,661	1,917,943	-2.6%	-5.8%	-5.2%
Operating profit	58,312	111,158	208,200	59,842	122,894	259,265	-2.6%	-9.5%	-19.7%
% of sales	12.8%	12.5%	11.4%	12.8%	13.0%	13.5%	-	-	-
Imaging System
External customers	369,297	672,314	1,526,700	301,993	591,361	1,311,023	+22.3%	+13.7%	+16.5%
Intersegment	437	896	1,400	223	476	1,021	+96.0%	+88.2%	+37.1%
Total sales	369,734	673,210	1,528,100	302,216	591,837	1,312,044	+22.3%	+13.7%	+16.5%
Operating profit	56,013	102,747	268,000	45,315	85,224	211,294	+23.6%	+20.6%	+26.8%
% of sales	15.1%	15.3%	17.5%	15.0%	14.4%	16.1%	-	-	-
Industry and Others
External customers	77,226	166,523	347,900	70,280	141,052	334,298	+9.9%	+18.1%	+4.1%
Intersegment	21,122	41,607	83,900	20,976	41,997	86,565	+0.7%	-0.9%	-3.1%
Total sales	98,348	208,130	431,800	91,256	183,049	420,863	+7.8%	+13.7%	+2.6%
Operating profit	6,332	10,325	12,200	4,834	11,437	24,300	+31.0%	-9.7%	-49.8%
% of sales	6.4%	5.0%	2.8%	5.3%	6.2%	5.8%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(22,739)	(44,796)	(88,800)	(22,697)	(45,782)	(93,417)	-	-	-
Total sales	(22,739)	(44,796)	(88,800)	(22,697)	(45,782)	(93,417)	-	-	-
Operating profit	(28,061)	(48,955)	(98,400)	(31,580)	(58,642)	(116,788)	-	-	-
Consolidated
External customers	899,205	1,728,445	3,690,000	836,574	1,675,765	3,557,433	+7.5%	+3.1%	+3.7%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	899,205	1,728,445	3,690,000	836,574	1,675,765	3,557,433	+7.5%	+3.1%	+3.7%
Operating profit	92,596	175,275	390,000	78,411	160,913	378,071	+18.1%	+8.9%	+3.2%
% of sales	10.3%	10.1%	10.6%	9.4%	9.6%	10.6%	-	-	-
	(P)=Projection
3. OTHER INCOME / DEDUCTIONS							(Millions of yen)
	2012			2011			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Interest and dividend, net	1,746	3,199	5,000	1,890	3,088	7,444	(144)	+111	(2,444)
Forex gain (loss)	(12,640)	(3,333)	(3,000)	(2,056)	837	(3,287)	(10,584)	(4,170)	+287
Equity earnings (loss) of affiliated companies	(38)	427	900	(2,499)	(5,377)	(7,368)	+2,461	+5,804	+8,268
Other, net	3,881	2,701	2,100	5,881	4,198	(336)	(2,000)	(1,497)	+2,436
Total	(7,051)	2,994	5,000	3,216	2,746	(3,547)	(10,267)	+248	+8,547
							(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2012			2011
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office
Monochrome copiers	16%	16%	16%	15%	15%	15%
Color copiers	19%	19%	19%	17%	17%	17%
Printers	44%	44%	44%	47%	47%	48%
Others	21%	21%	21%	21%	21%	20%
Imaging System
Cameras	73%	72%	72%	69%	69%	71%
Inkjet printers	20%	21%	21%	26%	26%	24%
Others	7%	7%	7%	5%	5%	5%
Industry and Others
Lithography equipment	22%	20%	15%	15%	17%	19%
Others	78%	80%	85%	85%	83%	81%

(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

2012
	2nd quarter	1st half	Year (P)
Office
Japan	+7.5%	+4.5%	-
Overseas	+1.8%	-2.6%	-
Total	+2.8%	-1.3%	-2.6%
Imaging System
Japan	+21.6%	+15.8%	-
Overseas	+29.3%	+18.9%	-
Total	+28.3%	+18.5%	+18.8%
Industry and Others
Japan	-6.3%	+17.7%	-
Overseas	+29.9%	+20.7%	-
Total	+8.9%	+14.7%	+2.9%
Total
Japan	+8.0%	+9.9%	+7.7%
Overseas	+13.9%	+6.9%	+5.6%
Americas	+9.0%	+5.0%	+1.9%
Europe	+8.4%	+0.8%	+2.8%
Asia and Oceania	+29.0%	+18.4%	+14.2%
Total	+12.7%	+7.5%	+6.0%

(P	)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY

	2012		2011
	1st half	Year (P)	1st half	Year
ROE *1	9.0%	9.7%	8.3%	9.6%
ROA *2	5.8%	6.3%	5.5%	6.3%

(P)=Projection

*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity

*2 Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates				(Yen)
	2012			2011
	1st half	2nd half (P)	Year (P)	1st half	Year
Yen/US$	79.92	80.00	79.96	81.92	79.55
Yen/Euro	103.41	100.00	101.59	114.95	110.72

(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)
	2012
	1st half	Year (P)
US$	(11.4)	+11.1
Euro	(54.7)	(90.8)
Other currencies	(0.6)	+4.2
Total	(66.7)	(75.5)

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
2012
2nd half (P)
On sales
US$	10.4
Euro	5.3
On operating profit
US$	5.3
Euro	2.9
(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2012		2011
	1st half	Year (P)	1st half	Year
Net cash provided by operating activities	201,967	505,000	190,825	469,562
Net cash used in investing activities	(111,777)	(328,000)	(73,308)	(256,543)
Free cash flow	90,190	177,000	117,517	213,019
Net cash used in financing activities	(187,541)	(253,200)	(126,434)	(257,513)
Effect of exchange rate changes on cash and cash equivalents	(1,829)	3,000	16,957	(22,858)
Net change in cash and cash equivalents	(99,180)	(73,200)	8,040	(67,352)
Cash and cash equivalents at end of period	674,047	700,000	848,619	773,227

(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE	(Millions of yen)

	2012		2011
	1st half	Year (P)	1st half	Year
Office	49,010	-	50,580	103,378
Imaging System	43,241	-	38,943	82,731
Industry and Others	12,751	-	10,767	27,061
Corporate and Eliminations	44,351	-	45,884	94,630
Total	149,353	300,000	146,174	307,800
% of sales	8.6%	8.1%	8.7%	8.7%
			(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION			(Millions of yen)
	2012		2011
	1st half	Year (P)	1st half	Year
Increase in PP&E	144,609	280,000	99,750	226,869
Depreciation and amortization	120,906	260,000	127,587	261,343
			(P)=Projection

11. INVENTORIES
(1) Inventories	(Millions of yen)
	2012	2011	Difference
	Jun.30	Dec.31
Office	209,299	207,690	+1,609
Imaging System	209,743	148,954	+60,789
Industry and Others	123,203	120,060	+3,143
Total	542,245	476,704	+65,541
(2) Inventories / Sales*			(Days)
	2012	2011	Difference
	Jun.30	Dec.31
Office	43	39	+4
Imaging System	57	38	+19
Industry and Others	138	115	+23
Total	57	46	+11
*Index based on the previous six months sales.

12. DEBT RATIO
	2012	2011	Difference
	Jun.30	Dec.31
Total debt / Total assets	0.2%	0.3%	-0.1%

13. OVERSEAS PRODUCTION RATIO
	2012	2011
	1st half	Year
Overseas production ratio	53%	52%

14. NUMBER OF EMPLOYEES
	2012	2011	Difference
	Jun.30	Dec.31
Japan	70,969	70,346	+623
Overseas	132,680	127,961	+4,719
Total	203,649	198,307	+5,342

- S5 -